UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 25, 2013, FreeSeas Inc. (the “Company”) entered into an Assignment and Amendment Agreement (the “Amendment”) with Deutsche Bank Nederland N.V. (“Deutsche Bank”), Hanover Holdings I, LLC (“Hanover”), Crede CG III, Ltd. (“Crede”) and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A.

As previously reported on July 10, 2013 in a 6-K filed with the Securities and Exchange Commission, the Company, on July 5, 2013, entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A.

Pursuant to the terms of the Settlement Agreement, Hanover agreed to purchase $10,500,000 of outstanding indebtedness owed by the Company to Deutsche Bank on the terms set forth therein. Upon payment in full of the $10,500,000 purchase price for such purchased indebtedness by Hanover to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank will be forgiven, and the mortgages granted to Deutsche Bank on two vessels will be discharged and the Company would own these two vessels free and clear of all such liens granted to Deutsche Bank.

The Settlement Agreement was not effective until Hanover deposited in escrow an amount of $2,500,000, plus all reasonably incurred legal fees and expenses, and the parties entered into an escrow agreement (the “Escrow Agreement”) (such conditions to effectiveness are referred to as the “Settlement Conditions”). On August 2, 2013, all of the Settlement Conditions were fulfilled and the Settlement Agreement became effective.

Pursuant to the Amendment, Hanover assigned all of its rights and obligations under the Settlement Agreement and the Escrow Agreement to Crede on the terms set forth therein. Crede agreed to pay Hanover $3,624,345.40 in the aggregate, $2,624,345.40 of which represented the amount deposited in escrow by Hanover and fees and other expenses incurred by Hanover. In addition, the Escrow Agreement was amended to provide that Crede would deposit an additional $8,002,800 into escrow, following which the entire aggregate amount being held in escrow pursuant to the Escrow Agreement was $10,542,057, which represents the entire purchase price of the purchased indebtedness plus fees and expenses incurred by Deutsche Bank. Such entire amount will be released from escrow to Deutsche Bank upon the receipt of the court approval described in the Settlement Agreement, and the debt forgiveness, mortgage discharge, and owning the two vessels free and clear of all liens granted to Deutsche Bank would occur concurrently with such release. The Company and Crede are in the process of negotiating an agreement to dispose of the claims acquired by Crede. In addition to the foregoing, the Company, in partial consideration for Hanover’s cancellation of certain covenants, issued to Hanover 2,000,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1

Assignment and Amendment Agreement, dated as of September 25, 2013, by and among FreeSeas Inc., Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., Deutsche Bank Nederland N.V., Crede CG III, Ltd. and Hanover Holdings I, LLC

99.2	Press Release, dated September 26, 2013, issued by FreeSeas Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: September 26, 2013	By: /s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer